Exhibit 1
                                                                       ---------

FOR IMMEDIATE RELEASE                                            2 December 2005


                              WPP GROUP PLC ("WPP")

                    RMG Connect Worldwide acquires Direct.com

WPP announces that its operating company RMG Connect Worldwide, the global relationship marketing network of JWT, has acquired 50.5% of the equity of Direct.com, a leading provider of integrated marketing communications services.

Founded  in 1997,  Direct.com  provides  a wide  range of  integrated  marketing
services   including   direct   marketing  and  consulting  and  Web  technology
development and merchandising from its offices in Miami.

Direct.com reported revenues of $8.5 million for the year ended 31 December 2004 and had net assets of $0.7 million as at that date.

The acquisition of Direct.com enhances RMG Connect's technological expertise and Hispanic market experience and continues WPP's strategy of expanding its networks in fast-growing and important markets.

For further information please contact:

Feona McEwan, WPP London        44-20 7408 2204
www.wpp.com